December 7, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust
File Nos. 333-150525; 811-22201
Post-Effective Amendment No. 60

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 60 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

December 7, 2011

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust is
Post-Effective Amendment No. 60 under the 1933 Act, and Amendment No. 62 under the 1940 Act, to the Trust’s Registration Statement on Form N-1A to become effective immediately upon filing. The purpose of this filing is to incorporate comments made by the Staff to Post-Effective Amendment No. 25 and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

/s/ Adam R. Henkel

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC

U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

December 7, 2011

VIA EDGAR TRANSMISSION

Ms. Mary Cole

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Francine Rosenberger and Kevin Christy of K&L Gates LLP on July 1, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 25 to its Registration Statement on Form N-1A (the “Registration Statement”). PEA No. 25 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on May 11, 2011, and will become effective on December 7, 2011.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

1.	Please explain why each Fund’s principal investment strategy states that “[t]he notional value of [each Fund’s investments in] swaps and other derivative instruments will count towards the Fund’s 80% investment policy.”

The referenced disclosure has been removed from each Fund’s principal investment strategy.

2.	The “Counterparty Risk” for each Fund references structured notes. If investments in structured notes are a principal investment strategy of a Fund, please add a reference to structured notes in the Fund’s principal investment strategy.

The referenced disclosure has been removed from each Fund’s principal risks, as investments in structured notes are not a principal investment strategy of any Fund.

3.	For each Fund’s “Portfolio Manager” section, add the year that the portfolio manager began serving as the Fund’s portfolio manager.

The requested disclosure has been added to the prospectus.

4.	Disclose whether each Fund’s index is equal weighted or market capitalization weighted.

Each index is weighted according to a modified market capitalization weighting that is proprietary to the index provider. Due to the proprietary nature of this information, we respectfully decline adding additional information to the description of each index.

5.	Please add disclosure to “Tracking Error Risk” for each Fund that states the tracking correlation that each Fund seeks between its investment performance and the performance of its index.

The following disclosure has been added to Tracking Error Risk for each Fund: “The Adviser seeks a correlation for the Fund over time of 0.95 or better between the Fund’s performance and the performance of the Index.”

6.	For the IndiaShares Mid- & Small-Cap Shares, describe supplementally the capitalization ranges that constitute small- and mid-capitalization companies in the Indian securities market.

According to the index provider, small- and mid-capitalization companies in India have market capitalizations that range between $1 billion to $6 billion.

7.	Add disclosure to the Prospectus that states that the Subsidiary is managed pursuant to the same compliance policies and procedures as the Fund.

The requested disclosure has been added to the principal investment strategy for each Fund.

8.	Does the Subsidiary comply with:

(a) Section 8 of the Investment Company Act of 1940, as amended (“1940 Act”) with respect to investment policies and restrictions?

Yes. The Trust’s agreement with the Subsidiary requires that the Subsidiary is managed in accordance with the investment objectives and policies set forth in the applicable Fund’s prospectus and statement of additional information (“SAI”).

(b) Section 17 with respect to transactions with affiliated persons and custody?

Yes. The Trust’s agreement with the Subsidiary prohibits it from engaging in affiliated transactions on behalf of the Subsidiary. In addition, each Subsidiary uses the same foreign sub-custody network as those used by the Trust.

(c) Section 18 with respect to capital structure and leverage?

The Subsidiary will comply with Section 18 and related staff interpretations regarding capital structure and leverage.

9.	Disclose who will provide investment management services to the Subsidiary and who will pay for these services.

Rafferty Asset Management, LLC (“RAM”), the investment adviser to each Fund, serves at no additional cost as the investment manager to the Subsidiary. Applicable disclosure has been added to the Prospectus.

10.	Please provide an analysis regarding whether an investment in the Subsidiary is a liquid investment.

The SEC considers a liquid investment to be an asset that may be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a fund has valued the investment on its books. The Fund’s investment in the Subsidiary is a liquid investment because the Subsidiary, like the Fund, is limited to investing principally in liquid assets. Specifically, the Subsidiary and the Fund each may invest only up to 15% of their net assets in illiquid investments. Like the Fund, the Subsidiary offers to redeem all or a portion of its shares at the current net asset value per share every regular business day. If the Fund redeems its shares of the Subsidiary, the Fund could expect to receive, within a seven-day period, the cash proceeds of the Subsidiary’s investments in an amount that would approximate the value of the investment in the Subsidiary on the Fund’s books.

11.	Will the Funds and Subsidiaries invest in commodity pools?

Neither the Funds nor the Subsidiaries will invest in commodity pools.

12.	If the Funds and/or Subsidiaries invests in commodity pools, disclose supplementally whether the Fund invests in commodity pools that are offered to other investors or whether the Fund invests in commodity pools that were created for the Fund. If the Fund invests in commodity pools that were created for the Fund, the SEC staff may have additional comments related to this arrangement.

The Trust responds by referring to its response to Comment #11 above.

13.	Please confirm that the Subsidiary’s Board of Directors will comply with Sections 10(a) and 16(a) of the 1940 Act.

Section 10(a) of the 1940 Act requires that at least 40% of the members of an investment company’s board of directors be comprised of individuals who are not “interested persons” of the investment company within the meaning of Section 2(a)(19) of the 1940 Act. Section 16(a) of the 1940 Act requires that a majority of the directors serving on the board of an investment company be elected by shareholders.

The Subsidiary’s board of directors will comply with the requirements of Section 10(a) and 16(a) of the 1940 Act. The Subsidiary’s board of directors will be comprised of one director who is not an interested person of the Fund or the Subsidiary within the meaning of Section 2(a)(19) of the 1940 Act. The director will be elected by the Fund, the sole shareholder of the Subsidiary.

14.	Please confirm that the Subsidiary will submit to inspection by the SEC.

The Trust responds by confirming that the Subsidiary will submit to inspection by the SEC.

Statement of Additional Information

No comments.

*    *    *    *    *    *

We trust that the above responses and revision adequately addresses your comments. If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

Direxion Shares ETF Trust

/s/ Angela Brickl
Name: Angela Brickl
Title: Secretary

cc:	Robert J. Zutz, K&L Gates LLP

Francine J. Rosenberger, K&L Gates LLP

Adam R. Henkel, U.S. Bancorp Fund Services, LLC

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